July 29, 2019

Patrick S. Miles
Chief Executive Officer
Alphatec Holdings, Inc.
5818 El Camino Real
Carlsbad, California 92008

       Re: Alphatec Holdings, Inc.
           Registration Statement on Form S-3
           Filed July 16, 2019
           File No. 333-232664

Dear Mr. Miles:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Joshua E. Little, Esq.